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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 AMENDMENT NO. 1
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(A)

                        MEDICAL TECHNOLOGY SYSTEMS, INC.
                        --------------------------------
                                (Name of Issuer)

                           COMMON STOCK PAR VALUE $.01
                           ---------------------------
                         (Title of Class of Securities)

                                    58462R505
                                   -----------
                                 (CUSIP Number)


                                Richard M. Lilly
                      2424 North Federal Highway, Suite 311
                            Boca Raton, Florida 33421
                                 (561) 391-4222
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               SEPTEMBER 26, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


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                                  SCHEDULE 13D
                                Amendment No. 1
CUSIP NO. 58462R505                             PAGE    2     OF    6    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          RICHARD M. LILLY
          ###-##-####
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    412,725 shares of common stock
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   412,725 shares of common stock
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          412,725 shares of common stock
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Approximately 6.31% of the issued and outstanding common stock.
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------






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                                   ATTACHMENT

ITEM 1. SECURITY AND ISSUER

Common stock, par value $.01.

Medical Technology Systems, Inc.
12920 Automobile Boulevard
Clearwater, Florida 33762

ITEM 2. IDENTITY AND BACKGROUND

(a)      Name:               Richard M. Lilly (Richard M. Lilly Revocable Trust)

(b)      Business Address:   2424 North Federal Highway, Suite 311
                             Boca Raton, Florida 33431

(c)      Principal Occupation:

         Mr. Lilly is an investment banker with Indianapolis Securities, Inc., a registered broker-dealer whose office is set forth in (b) above.

(d) Mr. Lilly, during the last five years, has not been convicted in a criminal proceeding.

(e) Mr. Lilly, during the last five years, was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Citizenship:               United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Personal funds in the aggregate amount of $50,338.15 were used to make the purchases of shares of common stock of the Company described in Item 5(c).

Personal funds in the aggregate amount of $201,634.56 were used to acquire the aggregate amount of 412,725 shares of common stock of the Company presently owned by the Reporting Person.





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ITEM 4. PURPOSE OF THE TRANSACTION

Mr. Lilly has obtained his shares principally for investment purposes. However, he will continue to evaluate the Company and its current management and reserve options as to any future actions he may take. He has preliminarily reviewed the proposed recapitalization plan announced on July 31, 2000 and does not believe such plan is in the best interest of the Company or its shareholders. However, Mr. Lilly does not presently intend to solicit proxies for opposition to such plan at its scheduled annual meeting.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) 412,725 shares of common stock, constituting approximately 6.31% of the issued and outstanding common stock.

(b) There is sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 412,725 shares of common stock held by the Reporting Person.

(c) Set forth below is a list of the transactions of the Reporting Person since the Reporting Person's last filing of Schedule 13D. The transactions were brokerage transactions.


     Trade Date              Settlement Date          Quantity    Price         Net Amount
     ---------------         ---------------          --------    ------        ----------
        August 15, 2000         August 18, 2000        3,000      0.6618         1,985.26
        August 16, 2000         August 21, 2000       20,000      0.6930        13,859.00
        August 16, 2000         August 21, 2000       16,700      0.6605        11,030.68
        August 16, 2000         August 21, 2000        1,000      0.6603           660.25
        August 18, 2000         August 23, 2000          200      0.6828           136.55
        August 23, 2000         August 28, 2000          225      0.6490           146.03
     September 22, 2000      September 27, 2000        5,000      0.6299         3,149.50
     September 22, 2000      September 27, 2000        5,500      0.6621         3,641.38
     September 26, 2000      September 29, 2000       10,000      0.6295         6,294.50
     September 26, 2000      September 29, 2000       15,000      0.6290         9,435.00


(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.



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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Statement on
Schedule 13D is true, complete and correct as of the date hereof.

Dated: October 26, 2000


                                             /s/ Richard M. Lilly
                                                 -------------------------------
                                                 Richard M. Lilly





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